Exhibit 99.1

Phoenix New Media Announces Strategic Investment in Tadu

BEIJING, December 19, 2018 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has entered into an agreement with Telling Telecommunication Co., Ltd (“Telling Telecom”), the sole shareholder of Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong”), to acquire 25.5% equity interests in Yitian Xindong for an aggregate purchase price of RMB144 million, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020 (the “Acquisition”). Before the Acquisition, Yitian Xindong is a wholly owned subsidiary of Telling Telecom, which is listed on the main board of the Shenzhen Stock Exchange (stock code: 000829). Yitian Xindong owns the mobile application Tadu, a leading online reading application in China that currently has more than one million daily active users.

Concurrently, Telling Telecom also agreed to transfer another 25.5% equity interests in Yitian Xindong to Shenzhen Bingruixin Technology Co., Ltd. (“Bingruixin”).  Bingruixin will grant an option that will allow the Company to acquire the 25.5% equity interests from Bingruixin for RMB144 million, subject to certain price adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020 (the “Call Option”). Before the Company exercises such option, Bingruixin agreed to entrust voting rights with respect to the 25.5% equity interests in Yitian Xindong to the Company (the “Voting Rights Entrustment”) prior to March 15, 2019. Because of the Voting Rights Entrustment, the Company expects to be able to consolidate Yitian Xindong upon completion of the Acquisition. However, if the Company explicitly renounces the Call Option or does not exercise the Call Option before March 15, 2019, both the Call Option and the Voting Rights Entrustment will automatically expire.

“We are very excited to make a strategic investment in Yitian Xindong,” said Mr. Shuang Liu, Chief Executive Officer of ifeng. “We see great synergies between FanYue and Tadu will enable us to further expand our user base and strengthen our capabilities in IP developments. These are two very complementing products.  Our cooperation with Yitian Xindong will allow us to accelerate the progress of our content strategy and optimize our revenue structure.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com